UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

TMC the metals Co Inc.
(Name of Issuer)

Common shares
(Title of Class of Securities)

87261Y106
(CUSIP Number)

Andrei Karkar 323 Marina Blvd San Francisco, CA 94123 (415) 567 0509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	87261Y106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrei Karkar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,686,337 *
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
44,686,337*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,686,337 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7% **
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	This number has been amended. It consists of 42,620,976 common shares and 1,414,716 common shares warrants owned by Eras Capital LLC; plus 8,032 common shares and 642,613 common shares options owned directly by the Reporting Person. The Reporting Person is the managing member of Eras Capital LLC and shares voting and dispositive power over and may be deemed to beneficially own such securities held by Eras Capital LLC. The Reporting Person disclaims beneficial ownership over any securities owned by Eras Capital LLC other than to the extent of any pecuniary interest he may have therein.

**	Calculated based on 225,259,277 Common Shares issued and outstanding as of November 12, 2021. The percent has been amended.

Item 1. Security and Issuer

Common stock of TMC “the metals company”

595 Howe Street, 10th floor

Vancouver, British Columbia, Canada V6C 2T5

Item 2. Identity and Background

(a)	Andrei Karkar

(b)	323 Marina Blvd.

San Francisco, CA 94123

(c)	Management of own investments

(d)	No

(e)	No

(f)	USA

Item 3. Source and Amount of Funds or Other Considerations

Using its own funds, on 12/24/2021, Eras Capital LLC bought 748,957 common shares at $2.00/share, for a total of $1,497,914; as well as warrants at $.34/warrant to purchase 1,414,716 common shares, for a total of $481,003; in privately negotiated purchases.

Item 4. Purpose of Transaction

The purchases were for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	39,621,909 common shares (17.4% of the total TMC shares) were received by Eras Capital LLC on 9/9/2021 as result of the merger of Sustainable Opportunities Acquisition Corp. and DeepGreen Metals Inc. Eras Capital LLC bought 2,250,110 common shares (1.0% of the total) on 9/30/2021. Eras Capital LLC also bought 748,957 common shares (.3% of the total) on 12/24/2021. Eras Capital LLC bought 1,414,716 common shares underlying warrants (.6% of the total) on 12/24/2021. In addition, the Reporting Person received 8,032 common shares (.0% of the total), and 642,613 common shares underlying options (.3% of the total), exercisable within 60 days of 12/24/2021.

(b)	see paragraph (a)

(c)	none

(d)	not aplicable

(e)	not aplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person also holds 126,407 common shares underlying options that vest as follows, subject to continued service through each vesting threshold: (i) 25% if the Issuer’s market capitalization equals or exceeds $3.0 billion; (ii) 35% if the Issuer’s market capitalization equals or exceeds $6.0 billion; (iii) 20% if the International Seabed Authority grants an exploitation contract to the Issuer; and (iv) 20% upon the commencement of the first commercial production following the grant of the exploitation contract.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/4/2022
Dated

/s/ Andrei Karkar
Signature

Andrei Karkar/CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).